                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                    FORM 6-K


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of January, 2001


               INVESTORLINKS.COM INC. (Formerly: Opus Minerals Inc.)
            --------------------------------------------------------
                (Translation of registrant's name into English)


          Suite 203, 120 Front Street East, Toronto, Ontario, M5A 4L9
          -----------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:


               Form 20-F    X        Form 40-F
                        ---------              ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                     Yes             No     X
                         ---------      ---------

January 2, 2001



Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission

Canadian Venture Exchange

Dear Sirs:

RE:  CONFIRMATION OF MAILING
----------------------------

WE HEREBY CERTIFY that on December 29, 2000 the unaudited Consolidated Balance Sheet, Consolidated Statement of Cash Flows and the Consolidated Statement of Operations together with Notes, for the six month period ended October 31, 2000 were mailed to all those shareholders who requested interim financial statements pursuant to our compliance with National Policy 41.

If you have any questions, please do not hesitate to contact the undersigned

Yours truly
INVESTORLINKS.COM INC.




Per: "Sandra J. Hall"
     Secretary

                           CONSOLIDATED BALANCE SHEET
                                   (Unaudited)
                             As at October 31, 2000

                                     ASSETS
Current
       Cash                                                   $ 1,060,397
       Short term investments                                   2,412,172
       Accounts receivable and prepaid expenses                   146,532
                                                              -----------
                                                                3,619,101


 Property and equipment                                           168,998
 Deposits                                                           5,343
 Investments                                                      418,333
 Organization costs                                                 3,507
 Internet investment site costs                                   371,700
                                                              -----------
                                                              $ 4,586,982
                                                              ===========


                      LIABILITIES AND SHAREHOLDERS' EQUITY

 Accounts payable and accrued liabilities                     $   148,158
                                                              -----------

 Shareholders' Equity
        Share Capital                                           5,063,410
        Foreign Exchange Translation Adjustment                    29,392
        Deficit                                                  (653,978)
                                                              -----------
                                                                4,438,825
                                                              -----------
                                                              $ 4,586,982
                                                              ===========



The accompanying notes are an integral part of these unaudited consolidated financial statements.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                   (Unaudited)
                 For the six month period ended October 31, 2000


Revenue

       Advertising and sponsorship                             $ 79,566
       Interest income                                           40,487
                                                             ----------
                                                                120,053


Expenses
       Amortization                                               6,614
       Depreciation                                               4,856
       General and administrative                               232,110
       Insurance                                                  2,340
       Interest                                                  11,636
       Investor relations                                        78,693
       Business development                                     223,286
       Professional fees                                         72,985
       Salaries and consulting                                  188,396
       Shareholder information and annual meeting                21,251
       Transfer agent fees                                        9,583
                                                             ----------
                                                                851,750
                                                             ----------

Loss for the period before the undernoted item                  731,698

Unrealized foreign exchange gain                                (77,719)
                                                             ----------
Net loss for the period                                       $ 653,978
                                                             ==========
Net loss per share                                            $    0.04
                                                             ==========



The accompanying notes are an integral part of these unaudited consolidated financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                   (Unaudited)
                 For the six month period ended October 31, 2000





Cash provided by (used in)


       Operating activities
            Net loss for the period                               $  (653,978)
            Add items not requiring an outlay of cash
                 Amortization                                           6,614
                 Depreciation                                           4,856
                 Unrealized gain on foreign exchange                   29,392
                 Shares issued for business development               223,286
                                                                  -----------
                                                                     (389,830)
            Net changes in non-cash working capital
                 Decrease in accounts receivable                       72,561
                 Decrease in accounts payable and
                  accrued liabilities                                 (35,139)
                                                                  -----------
                                                                     (352,408)
                                                                  -----------

       Investing activities
            Proceeds from sale of marketable securities               278,600
            Short term investments                                 (1,665,368)
            Purchase of capital assets                               (123,043)
            Web site design                                           (48,988)
            Organization costs                                         (3,829)
            Leasehold improvements                                     (4,008)
                                                                  -----------
                                                                   (1,566,636)
                                                                  -----------


       Financing activities
            Deposits                                                   (5,343)
            Repayment of loan payable                                (458,273)
            Issuance of common shares                               3,316,481
                                                                  -----------
                                                                    2,852,865
                                                                  -----------


Increase in cash                                                      933,821
Cash, beginning of period                                             126,576
                                                                  -----------
Cash, end of period                                               $ 1,060,397
                                                                  ===========



The accompanying notes are an integral part of these unaudited consolidated financial statements.

                             INVESTORLINKS.COM INC.
Notes to Unaudited Consolidated Financial Statements
                    For the Six Months Ended October 31, 2000

On July 25, 2000 the Company amended its Articles and changed its name from Opus Minerals Inc. to Investorlinks.com Inc.

1.  Basis of Presentation

These financial statements include the accounts of Investorlinks.com Inc. ("Investorlinks" or the "Company") and its wholly owned subsidiary IL Data Canada, Inc. "IL Canada", a Canadian company, who owns IL Data Corporation, Inc. (IL Nevada") who owns and operates the Internet investment site www.investorlinks.com. All dollar amounts referred to herein are Canadian Dollars unless indicated otherwise.


2.  Business Acquisitions and Combination

On June 6, 2000, the following transactions occurred:

(a)  Business Acquisitions

(i) IL Canada, a newly incorporated inactive company, acquired all of the issued shares of IL Nevada, a newly incorporated inactive company for US $6,800 cash.

(ii) IL Nevada acquired the unincorporated business, InvestorLinks.com LLC ("LLC") from a person who became a director of the Company and the director's spouse for US $300,000 cash.

  The net assets acquired at fair value are as follows:

                                                          IL Nevada           Investorlinks.com LLC
                                                          US Dollars               US Dollars
                                                          ----------               ----------
Cash                                                        $6,800                   $  5,500
Current Assets                                                   -                     68,483
Capital Assets                                                   -                     26,500
Current Liabilities                                              -                    (21,737)
                                                            ------                   --------
Net Assets                                                   6,800                     78,746

Consideration                                                6,800                    300,000
                                                            ------                   --------
Excess of consideration given over net assets
 acquired (1)                                               $    -                   $221,254
                                                            ------                   --------

-------------------

     (1) The excess of consideration given over the net assets of LLC acquired is attributed to the cost of the Internet investment site.

(b) Business Combination

On June 6, 2000, after the business acquisitions referred to in Note 2(a), Investorlinks acquired all of the issued shares of IL Canada for consideration of 6,800,000 common shares of the Company having a stated value of $1,700,000. After this transaction, the shareholders of IL Canada owned 47% of the issued shares of Investorlinks. The business combination has been accounted for as a reverse take-over of Investorlinks by IL Canada.

Application of reverse take-over accounting results in the following:

(i) IL Canada is deemed to be the acquirer for accounting purposes; its assets and liabilities are included in the consolidated balance sheet at their carrying values.

(ii) The consolidated balance sheet combines the assets and liabilities of Investorlinks as an acquisition under the purchase method of accounting. The net assets acquired at fair value as at June 6, 2000 are as follows:

                                                                    Canadian Dollars
------------------------------------------------------------------------------------
Cash and short term investments                                         $  840,413
Marketable securities                                                      696,933
Current assets                                                             117,855
Capital assets                                                               9,553
Current liabilities                                                       (151,163)
                                                                        ----------
Consideration attributed to the stated capital of the shares issued     $1,513,591
                                                                        ==========
----------------------------------------------------------------------------------

3. Share Capital

(a) Authorized
    Unlimited non-participating, redeemable, voting preference shares Unlimited common shares

(b) Issued
    Preference Shares - Nil
    Common shares issued prior to the reverse takeover:


           Investorlinks                 Number of Shares         Stated Capital
--------------------------------------------------------------------------------
Balance at April 30, 2000                    6,944,576              $6,222,102
Options exercised                              300,000                  75,000
Warrants exercised                             300,000                 105,000
                                             ---------              ----------
Balance at June 5, 2000                      7,544,576              $6,402,102
                                             =========              ==========
--------------------------------------------------------------------------------
             IL Canada                   Number of Shares         Stated Capital
--------------------------------------------------------------------------------

Common shares issued upon
 incorporation for cash and
 balance as at June 6, 2000                    6,800                  $10,052
--------------------------------------------------------------------------------

   Common shares issued from the date of the reverse takeover:

                                                   Number of          Stated
Investorlinks                                        Shares           Capital
--------------------------------------------------------------------------------
Balance as at date of reverse take-over (1)        7,544,576       $    10,052
Issued on acquisition                              6,800,000         1,513,591
Warrants exercised                                 3,000,000         1,050,000
Issued per Private placement                         680,000         2,266,481
Issued per strategic alliance  service agreement   1,500,000         5,168,813
 (Note 7)                                         ----------       -----------
                                                  19,524,576        10,008,937
Shares to be released (Note 7)                    (1,433,333)       (4,945,527)
                                                  ----------       -----------
Balance as at October 31, 2000                    18,091,243       $ 5,063,410
                                                  ==========       ===========
--------------------------------------------------------------------------------

(1) The balance as at the date of the reverse take-over consists of the number of shares issued in the Company and the stated capital of IL Canada.

(c) Common Share Purchase Options

     Options outstanding, beginning of period                          630,000
     Granted                                                           961,000
     Exercised                                                        (300,000)
                                                                     ---------
     Options outstanding, end of period                              1,291,000
                                                                     =========

     At October 31, 2000 the following common share purchase options are outstanding:

                          Number of         Exercise
Issued to                 Outstanding       Price             Expiry Date
------------------------------------------------------------------------------
Director                      30,000          $0.30             August 3, 2002
Consultants                  300,000          $0.90          November 15, 2001
Directors                    553,000       US $2.55              June 30, 2005
Employees                     24,000       US $2.55              June 30, 2005
Consultant                     9,000       US $2.55              June 30, 2005
Advisory Board               225,000       US $2.55              June 30, 2005
Consultant                   150,000       US $2.55              June 30, 2002
------------------------------------------------------------------------------

(d) Common Share Purchase Warrants

     Warrants outstanding, beginning of period                        3,340,000
     Issued                                                             680,000
     Exercised                                                       (3,300,000)
     Expired                                                            (40,000)
                                                                     ----------
     Warrants outstanding, end of period                                680,000
                                                                     ==========

     At October 31, 2000 the following common share purchase warrants are outstanding:
                                Shares for            Exercise        Expiry
Number of Outstanding            Warrants              Price           Date
---------------------            --------              -----           ----

680,000                           1 for 1            US $3.00     August 8, 2002

4.  Comparative Financial Statements

    There are no comparative financial statements as IL Canada, the acquiring company, was a newly incorporated inactive company.

5.  Loss Per Share

    The loss per share figure has been calculated using the weighted average number of common shares outstanding during the period. Exercise of common share purchase options and common share purchase warrants would be anti-dilutive.

6. Segmented Information

   The Company owns and operates the Internet investment site www.investorlinks.com indirectly through its subsidiary. The Company's revenue and capital assets, net of depreciation, have been identified based on geographic areas as follows:


For the period ended October 31, 2000          Canada          United States
--------------------------------------------------------------------------------
Revenue                                       $35,703            $ 84,350
Capital assets, net                           $ 9,553            $159,445
--------------------------------------------------------------------------------

7. Supplementary Cash Flow Information

   The Company entered into a strategic alliance service agreement, effective August 2, 2000 with a global financial content firm to provide business development services. As consideration for the services to be provided over twenty-nine months following the effective date, the Company will release common shares on the basis of one common share for each US $2.25 of services provided for a total of up to 1,500,000 common shares for total consideration of US $3,375,000. Under the terms of the agreement the Company released 66,667 earned common shares with a value of US $150,000 on August 9, 2000. The remaining 1,433,333 shares to be released will be in lots of 66,667 shares or US $150,000 of services rendered.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    INVESTORLINKS.COM INC. (formerly Opus
                                    Minerals Inc.)


Date:  January 22, 2001         By:  /s/ Sandra J. Hall
     -------------------           --------------------------------------------
                                    Sandra J. Hall, Director and Secretary